FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
December 6, 2002

Amersham plc
 (Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England
 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]      No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b):
82-___________________

SCHEDULE 11
SCHEDULE 10
SIGNATURE

List of exhibits to the FORM 6-K dated December 6, 2002

1.	Schedule 11 Notification of interests of Directors and connected persons for Peter Loescher on December 4, 2002

2.	Schedule 10 Notification of major interests in shares for FMR Corp and Fidelity International Limited on December 6, 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

AMERSHAM PLC

2)	Name of director

PETER LOESCHER

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

BENEFICIAL HOLDING IN RESPECT OF PETER LOESCHER

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NIL

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

NIL

8)	Percentage of issued class

NIL

9)	Number of shares/amount of stock disposed

NIL

10)	Percentage of issued class

NIL

11)	Class of security

Ordinary shares

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)	Date of grant

4 DECEMBER 2002

18)	Period during which or date on which exercisable

4 DECEMBER 2004 TO 3 DECEMBER 2012

19)	Total amount paid (if any) for grant of the option

NIL

20)	Description of shares or debentures involved: class, number

309,280 ORDINARY SHARES OF 5 PENCE

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£5.82

22)	Total number of shares or debentures over which options held following this notification

309,280

23)	Any additional information

ALSO AN AWARD OF 77,320 RESTRICTED SHARES WAS MADE ON 4 DECEMBER 2002. 50% (38,660) OF WHICH WILL VEST ON 4 DECEMBER 2004 AND 50% ON 4 DECEMBER 2005.

24)	Name of contact and telephone number for queries

SUSAN M HENDERSON, 01494 542063

25)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson, Deputy Company Secretary

Date of Notification: 4 DECEMBER 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

FMR Corp and its direct and indirect subsidiaries Fidelity International Limited and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

5 December 2002

12)	Total holding following this notification

23,269,146 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

3.32%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 6 December 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: December 6, 2002	By:

Name: Susan M. Henderson
Title: Deputy Company Secretary